Steven M. Skolnick	One Lowenstein Drive
Partner	Roseland, New Jersey 07068

T:	973 597 2476
F:	973 597 2477
E:	sskolnick@lowenstein.com

October 17, 2022

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Attn:	Claire Erlanger
Kevin Woody

Re:	Coffee Holding Co., Inc. Form 10-K for the Year Ended October 31, 2021 File No. 001-32491

Ladies and Gentlemen:

This letter sets forth the response of Coffee Holding Co., Inc. (the “Company”) to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated October 7, 2022, with respect to the Company’s Annual Report on Form 10-K for the year ended October 31, 2021, as filed with the SEC on January 31, 2022 (the “Annual Report”).

For your convenience, the Staff’s comment is reprinted in bold below, followed by the Company’s response thereto.

The Company has authorized us to respond to the Comment Letter as follows:

Form 10-K for the Fiscal Year Ended October 31, 2021

Item 9A. Controls and Procedures, page 28

1.	We note your disclosure that management has determined that your internal control over financial reporting (“ICFR”) was not effective as of October 31, 2021 due to certain material weaknesses. However, we also note your disclosure that your President, CEO and CFO concluded that disclosure controls and procedures (“DCP”) were effective as of the end of the period covered by this report. Please explain to us why you believe DCP were effective when ICFR was determined not to be effective.

Response: The Company’s management concluded that that the Company’s disclosure controls and procedures were not effective as of October 31, 2021, and the statement to the contrary in the Annual Report was the result of an inadvertent omission of the word “not” in the disclosure. The Company respectfully advises the Staff that the Quarterly Reports on Form 10-Q filed by the Company on March 17, 2022, June 14, 2022 and September 14, 2022 each disclose that the Company’s disclosure controls and procedures were not effective at the end of each of the respective reporting periods covered by such reports. The Company hereby undertakes to properly reflect management’s conclusions as to internal control over financial reporting in future SEC filings.

Securities and Exchange Commission

Division of Corporation Finance

October 17, 2022

Statement of Operations, page F-6

2.	We note your disclosure of the line-item “Net Income Before Non-Controlling Interest” on your Statement of Operations. Please clarify how your presentation complies with ASC 810-10-55-4(J). In this regard, your line-item description indicates that the amount is “before” the non- controlling interest, but the amount appears to include the noncontrolling interest. Please revise your disclosures accordingly. Additionally, we note your disclosure in MD&A on page 26 that you had a net income of $1,255,354 for the fiscal year ended October 31, 2021. Please revise to disclose the amount of net income in accordance with GAAP and clarify that the amount you have disclosed is net income attributable to the controlling interest. Please revise accordingly.

Response: The Company respectfully advises the Staff that the line-item referenced in the comment does in fact include the 40% noncontrolling interest in Generations Coffee Company, LLC (“GCC”). The use of “Before Non-Controlling Interest” is meant to signify that the number presented (i.e. $867,677) is Net Income (Loss) before any adjustment is made for the noncontrolling interest. For the Year Ended October 31, 2021, GCC had a net loss ($387,677, representing the 40% noncontrolling interest in GCC) which the Company added back into the Company’s Net Income calculation to arrive at “Net Income (Loss) Attributable to Coffee Holding Co., Inc.” of $1,255,354. The Company advises the Staff that in future SEC filings, the Company will rename the line-item referenced in the Staff’s comment to read “Net Income (Loss) Before Adjustment for Non-Controlling Interest in Subsidiary.”

Further, in future SEC filings, the Company will clarify that the amount of Net Income reported in MD&A is attributable to the Company’s controlling interest in GCC.

Any questions regarding the contents of this letter or the Revised Registration Statement should be addressed to the undersigned at (973) 597-2476.

Very truly yours,

/s/ Steven M. Skolnick

Steven M. Skolnick

cc:	Andrew Gordon, Coffee Holding Co., Inc.